UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
(Amendment No. 3)*

IGI Laboratories, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

449575 10 9
(CUSIP Number)

John T. Unger 600 Travis, Suite 5800 Houston, Texas 77002 (713) 993-4645

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 449575 10 9	13D	Page 1 of 12 Pages

1	NAMES OF REPORTING PERSONS. Life Sciences Opportunities Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,529,993.0806*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,529,993.0806*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,529,993.0806*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*Represents 2,382,167 shares of Common Stock held by the Reporting Person and 147,826.0806 shares of Common Stock which are issuable upon conversion of 102 shares of Series C Preferred Stock held by the Reporting Person, such shares of Common Stock representing approximately 7.5% of the outstanding shares of Common Stock, which percentage is based on 33,407,372 shares of Common Stock outstanding as of August 20, 2010 as reported in the Issuer’s Form 8-K filed with the SEC on August 20, 2010, and 147,826.0806 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock of the Issuer held by the Reporting Person.

SCHEDULE 13D
CUSIP No. 449575 10 9	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS. Life Sciences Opportunities Fund (Institutional) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,141,091.7469*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 14,141,091.7469*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,141,091.7469*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*Represents 13,310,657 shares of Common Stock held by the Reporting Person and 830,434.7469 shares of Common Stock which are issuable upon conversion of 573 shares of Series C Preferred Stock held by the Reporting Person, such shares of Common Stock representing approximately 41.3% of the outstanding shares of Common Stock, which percentage is based on 33,407,372 shares of Common Stock outstanding as of August 20, 2010 as reported in the Issuer’s Form 8-K filed with the SEC on August 20, 2010, and 830,434.7469 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock of the Issuer held by the Reporting Person.

SCHEDULE 13D
CUSIP No. 449575 10 9	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS. Signet Healthcare Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 16,671,084.8275*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 16,671,084.8275*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,671,084.8275*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*Represents 15,692,824 shares of Common Stock beneficially owned by the Reporting Person and 978,260.8275 shares of Common Stock which are issuable upon conversion of 675 shares of Series C Preferred Stock beneficially owned by the Reporting Person, such shares of Common Stock representing approximately 48.5% of the outstanding shares of Common Stock, which percentage is based on 33,407,372 shares of Common Stock outstanding as of August 20, 2010 as reported in the Issuer’s Form 8-K filed with the SEC on August 20, 2010, and 978,260.8275 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock of the Issuer beneficially owned by the Reporting Person.

SCHEDULE 13D
CUSIP No. 449575 10 9	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS. Sanders Morris Harris Inc. (formerly SMH Capital Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 16,671,084.8275*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 16,671,084.8275*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,671,084.8275*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
*Represents 15,692,824 shares of Common Stock beneficially owned by the Reporting Person and 978,260.8275 shares of Common Stock which are issuable upon conversion of 675 shares of Series C Preferred Stock beneficially owned by the Reporting Person, such shares of Common Stock representing approximately 48.5% of the outstanding shares of Common Stock, which percentage is based on 33,407,372 shares of Common Stock outstanding as of August 20, 2010 as reported in the Issuer’s Form 8-K filed with the SEC on August 20, 2010, and 978,260.8275 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock of the Issuer beneficially owned by the Reporting Person.

SCHEDULE 13D
CUSIP No. 449575 10 9	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS. Sanders Morris Harris Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 16,671,084.8275*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 16,671,084.8275*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,671,084.8275*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
*Represents 15,692,824 shares of Common Stock beneficially owned by the Reporting Person and 978,260.8275 shares of Common Stock which are issuable upon conversion of 675 shares of Series C Preferred Stock beneficially owned by the Reporting Person, such shares of Common Stock representing approximately 48.5% of the outstanding shares of Common Stock, which percentage is based on 33,407,372 shares of Common Stock outstanding as of August 20, 2010 as reported in the Issuer’s Form 8-K filed with the SEC on August 20, 2010, and 978,260.8275 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock of the Issuer beneficially owned by the Reporting Person.

SCHEDULE 13D
CUSIP No. 449575 10 9	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS. James C. Gale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 16,671,084.8275*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 16,671,084.8275*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,671,084.8275*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*Represents 15,692,824 shares of Common Stock beneficially owned by the Reporting Person and 978,260.8275 shares of Common Stock which are issuable upon conversion of 675 shares of Series C Preferred Stock beneficially owned by the Reporting Person, such shares of Common Stock representing approximately 48.5% of the outstanding shares of Common Stock, which percentage is based on 33,407,372 shares of Common Stock outstanding as of August 20, 2010 as reported in the Issuer’s Form 8-K filed with the SEC on August 20, 2010, and 978,260.8275 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock of the Issuer beneficially owned by the Reporting Person.

SCHEDULE 13D
CUSIP No. 449575 10 9	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS. Joyce Erony
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 16,671,084.8275*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 16,671,084.8275*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,671,084.8275*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*Represents 15,692,824 shares of Common Stock beneficially owned by the Reporting Person and 978,260.8275 shares of Common Stock which are issuable upon conversion of 675 shares of Series C Preferred Stock beneficially owned by the Reporting Person, such shares of Common Stock representing approximately 48.5% of the outstanding shares of Common Stock, which percentage is based on 33,407,372 shares of Common Stock outstanding as of August 20, 2010 as reported in the Issuer’s Form 8-K filed with the SEC on August 20, 2010, and 978,260.8275 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock of the Issuer beneficially owned by the Reporting Person.

SCHEDULE 13D
CUSIP No. 449575 10 9	13D	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS. George L. Ball
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 16,671,084.8275*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 16,671,084.8275*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,671,084.8275*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*Represents 15,692,824 shares of Common Stock beneficially owned by the Reporting Person and 978,260.8275 shares of Common Stock which are issuable upon conversion of 675 shares of Series C Preferred Stock beneficially owned by the Reporting Person, such shares of Common Stock representing approximately 48.5% of the outstanding shares of Common Stock, which percentage is based on 33,407,372 shares of Common Stock outstanding as of August 20, 2010 as reported in the Issuer’s Form 8-K filed with the SEC on August 20, 2010, and 978,260.8275 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock of the Issuer beneficially owned by the Reporting Person.

This Amendment No. 3 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2009, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on May 19, 2009 and Amendment No. 2 to the Schedule 13D filed with the SEC on April 6, 2010 (the “Schedule 13D”), by (i) Life Sciences Opportunities Fund II, L.P., a Delaware limited partnership (“LOF”), (ii) Life Sciences Opportunities Fund (Institutional) II, L.P., a Delaware limited partnership (“LOFI” and together with LOF, the “Funds”), (iii) Signet Healthcare Partners, LLC, a Delaware limited liability company and general partner of LOF and LOFI (the “General Partner”), (iv) Sanders Morris Harris Inc. (formerly SMH Capital Inc.), a Texas corporation and the controlling member of the General Partner (“SMH”), (v) Sanders Morris Harris Group, Inc., a Texas corporation and the parent of SMH (“SMHG”), (vi) James C. Gale, (vii) Joyce Erony and (viii) George L. Ball, with respect to the Common Stock, $0.01 par value per share (the “Common Stock”) of IGI Laboratories, Inc., a Delaware corporation (the “Issuer”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.  From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Item 2. Identity and Background

Item 2 is hereby amended to include the updated Appendices attached to this Amendment No. 3, which such Appendices shall replace the prior Appendices filed with this Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented to add the following:

Automatic Conversion of Series B-1 Preferred Stock

On August 20, 2010, all of the issued and outstanding shares of Series B-1 Convertible Preferred Stock, par value $0.01 per share (the “Series B-1 Preferred Stock”) of the Issuer automatically converted into shares of Common Stock in accordance with the terms and conditions of the Certificate of Designation of the Rights and Preferences of Series B-1 Convertible Preferred Stock (the “Certificate of Designation”).  Pursuant to the terms of the Certificate of Designation, the shares of Series B-1 Preferred Stock automatically convert into shares of the Issuer’s Common Stock upon the date that the closing price of the Issuer’s Common Stock exceeded $1.20 for a period of twenty-five (25) consecutive trading days immediately preceding such date. On August 19, 2010, the closing price of the Issuer’s Common Stock was $1.29, which was the twenty-fifth consecutive trading day for which the closing price of the Common Stock exceeded $1.20.  Accordingly, on August 20, 2010, the shares of Series B-1 Preferred Stock automatically converted into shares of the Issuer’s Common Stock.

Each share of Series B-1 Preferred Stock converted into 14,634 shares of Common Stock plus such number of shares of Common Stock equal to (x) the accrued and unpaid dividends on such share of Series B-1 Preferred Stock divided by (y) $0.41.  As a result, each share of Series B-1 Preferred Stock converted into 15,585.61 shares of Common Stock.  LOF held 152.844 shares of Series B-1 Preferred Stock which converted into 2,382,167 shares of Common Stock.  LOFI held 854.035 shares of Series B-1 Preferred Stock which converted into 13,310,657 shares of Common Stock.

Item 3 of the Schedule 13D is not amended or supplemented except as set forth above.

Item 4.  Purpose of Transaction

Item 4 is hereby supplemented to add the description of the “Automatic Conversion of Series B-1 Preferred Stock” set forth in Item 3 above, which such description is incorporated herein by reference.

Item 4 of the Schedule 13D is not amended or supplemented except as set forth above.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)  The aggregate number and percentage of shares of Common Stock reported owned by each of the Reporting Persons herein is (i) based upon 33,407,372 outstanding shares of Common Stock of the Issuer as of August 20, 2010 as reported in the Issuer’s Form 8-K filed with the SEC on August 20, 2010 and (ii) assumes the conversion into Common Stock of all of the shares of Series C Preferred Stock beneficially owned by such person.

Beneficial Owner	Aggregate Number of Shares Owned	Percentage of Class
Life Sciences Opportunities Fund II, L.P. (1)	2,529,993.0806	7.5%
Life Sciences Opportunities Funds (Institutional) II, L.P. (2)	14,141,091.7469	41.3%
Life Sciences Opportunities Fund II, L.P. and Life Sciences Opportunities Fund (Institutional) II, L.P. (3)	16,671,084.8275	48.5%
Signet Healthcare Partners, LLC (3)	16,671,084.8275	48.5%
Sanders Morris Harris Inc. (3)	16,671,084.8275	48.5%
Sanders Morris Harris Group, Inc. (3)	16,671,084.8275	48.5%
James C. Gale (3)	16,671,084.8275	48.5%
Joyce Erony (3)	16,671,084.8275	48.5%
George L. Ball (3)	16,671,084.8275	48.5%

(1) Includes 147,826.0806 shares of Common Stock issuable upon conversion of 102 shares of Series C Preferred Stock held by LOF.

(2) Includes 830,434.7469 shares of Common Stock issuable upon conversion of 573 shares of Series C Preferred Stock held by LOFI.

(3) Includes (i) 2,382,167 shares of Common Stock held by LOF, (ii) 13,310,657 shares of Common Stock held by LOFI, (iii) 147,826.0806 shares of Common Stock issuable upon conversion of 102 shares of Series C Preferred Stock held by LOF and (iv) 830,434.7469 shares of Common Stock issuable upon conversion of 573 shares of Series C Preferred Stock held by LOFI.

With respect to the individuals listed on Appendices A and A-1 of the Schedule 13D, Don A. Sanders is the beneficial owner of 181,159.4125 shares of Common Stock, or 0.5% of the outstanding shares of Common Stock assuming conversion of the Series C Preferred Stock beneficially owned by Mr. Sanders, issuable upon conversion of 125 shares of Series C Preferred Stock.  Except as set forth above, to the knowledge of the Reporting Persons, the persons listed on Appendix A and A-1 of the Schedule 13D do not beneficially own any shares of Common Stock of the Issuer.

(b)  The number of shares of Common Stock as to which there is (i) sole power to vote or direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference.  Don A. Sanders has sole voting and dispositive power over the shares of Common Stock beneficially owned by him.

(c)  Except for the transactions described in Items 3 and 4 above, no other transactions involving shares of the Issuer’s Common Stock were effected by the Reporting Persons or any persons set forth on Appendices A and A-1 of the Schedule 13D during the sixty days before the date of this Amendment No. 3 to Schedule 13D.

(d)  Except as set forth in Item 5(a), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e)  Not applicable.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby supplemented to add the following exhibits:

Exhibit	Title
1*	Joint Filing Agreement of the Reporting Persons.
* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           August 24, 2010

Life Sciences Opportunities Fund II, L.P.

By: Signet Healthcare Partners, LLC

By:  /s/ James C. Gale
        Name:  James C. Gale
        Title:     Manager

Life Sciences Opportunities Fund (Institutional) II, L.P.

By: Signet Healthcare Partners, LLC

                                                                       By:   /s/ James C. Gale
        Name:  James C. Gale
        Title:     Manager

Signet Healthcare Partners, LLC

By:Sanders Morris Harris Inc. (formerly SMH Capital Inc.)

By:  /s/ George L. Ball
        Name:  George L. Ball
        Title:     Chief Executive Officer

Sanders Morris Harris Inc. (formerly SMH Capital Inc.)

By:  /s/ George L. Ball
        Name:  George L. Ball
        Title:     Chief Executive Officer

Sanders Morris Harris Group, Inc.

By:  /s/ George L. Ball
        Name:  George L. Ball
        Title:     Chief Executive Officer

/s/ James C. Gale
James C. Gale

/s/ Joyce Erony
Joyce Erony

/s/ George L. Ball
George L. Ball

Appendix A

The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 5800, Houston, Texas 77002. Except as indicated below, during the past five years, none of the persons listed below (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name	Present Principal Occupation or Employment; Business Address
George L. Ball	Chief Executive Officer, Director and Chairman of the Board
Fredric M. Edelman	President and Director
Don A. Sanders	Chairman of the Executive Committee and Director
Stephen R. Cordill	President of Asset and Wealth Management
Bruce R. McMaken	Executive Vice President and Director
Stephen R. Cordill	President Asset and Wealth Management Group
John T. Unger	Senior Vice President and General Counsel
Neil Shaughnessy	Senior Vice President
Rick Berry	Senior Vice President
Leslie Jallans	Chief Compliance Officer
Cindy Burnette	Chief Financial Officer and Treasurer
Susan Bailey	Secretary

Appendix A-1

The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Group, Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 5800, Houston, Texas 77002. Except as indicated below, during the past five years, none of the persons listed below (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name	Present Principal Occupation or Employment; Business Address
George L. Ball	Chief Executive Officer, Director and Chairman of the Board
Ben T. Morris	Director
Fredric M. Edelman	Director and President
Don A. Sanders	Director, Vice Chairman
W. Blair Waltrip	Director, private investor
Richard E. Bean	Director, Executive Vice President and Chief Financial Officer of Pearce Industries, Inc.
Charles W. Duncan, III	Director, President of Duncan Equities, Inc.
Scott McClelland	Director, President of the Houston and Central Market Division of H.E. Butt Grocery Company (H-E-B Grocery Stores)
Albert W. Niemi	Director, Dean of the Edwin L. Cox School of Business of Southern Methodist University
Rick Berry	Chief Financial Officer
John T. Unger	Senior Vice President and General Counsel
Bruce R. McMaken	Executive Vice President
Cindy Burnette	Controller
Susan Bailey	Corporate Secretary